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                          LINCOLN NATIONAL CORPORATION

           EXHIBIT 12 - HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES


                                              Year Ended December 31,
(millions of dollars)                    1996    1995   1994   1993   1992
Net Income before Taxes, Accounting
 Change and Minority Interests ------   712.3   626.6  376.3  587.8  424.7
Equity Loss (Earnings) in
 Unconsolidated Affiliates ----------     1.4    12.4   14.6    --     (.2)
Sub-total of Fixed Charges ----------      .     94.4   66.6   62.9   74.6
   Sub-total of Adjusted Net Income -   819.5   708.6  428.3  650.7  499.5
Interest on Annuities &
 Financial Products -----------------  1435.6  1400.0 1359.0 1315.8 1261.7
   Adjusted Income Base -------------  2255.1  2108.6 1787.3 1966.5 1761.2

Rent Expense ------------------------    71.6    65.6   51.4   55.8   67.4

Fixed Charges:
Interest and Debt Expense -----------    84.7    72.5   49.5   44.3   53.8
Rent (Pro-rated) --------------------    23.9    21.9   17.1   18.6   20.8
   Sub-total of Fixed Charges -------   108.6    94.4   66.6   62.9   74.6
Interest on Annuities &
 Financial Products -----------------  1435.6  1400.0 1359.0 1315.8 1261.7
   Sub-total of Fixed Charges -------  1544.2  1494.4 1425.6 1378.7 1336.3
Preferred Dividends (Pre-tax) -------      .1     8.7   24.2   24.2   20.3
   Total Fixed Charges --------------  1544.3  1503.1 1449.8 1402.9 1356.6

Ratio of Earnings to Fixed Charges:
 Excluding Interest on
  Annuities and Financial
  Products (1) ----------------------    7.55    7.51   6.43  10.35   6.69

 Including Interest on
  Annuities and Financial
  Products (2) ----------------------    1.46    1.41   1.25   1.43   1.32

 Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock
  Dividends (3) ---------------------    1.46    1.40   1.23   1.40   1.30

(1) For purposes of determining this ratio, earnings consist of income before federal income taxes, cumulative effect of accounting change and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and distributions to minority interest-preferred securities of subsidiary companies and 2) the portion of operating leases that are representative of the interest factor.

(2) Same as the ratio of earnings to fixed charges, excluding interest on annuities and financial products, except fixed charges and earnings include interest on annuities and financial products.

(3) Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.